Filed pursuant to Rule 433

Registration No. 333-134553

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due February 10, 2009

Issuer:	Lehman Brothers Holdings Inc.
Ratings:(1)	A1(Moody’s)/A+ (S&P)/AA- (Fitch)
Principal Amount:	$300,000,000
Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100% of principal amount
Settlement Date:	January 14, 2008
Maturity Date:	February 10, 2009
Coupon:

3-month LIBOR (Reuters Screen LIBOR01 Page) plus 0.375% provided that the final interest period commencing on January 14, 2009 shall be determined by reference to 1-month LIBOR (Reuters Screen LIBOR01 Page).

Interest Payment Dates:	On April 14, 2008, July 14, 2008, October 14, 2008, January 14, 2009 and the Maturity Date.
Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period.
Day Count:	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	5252MOBW6
Denominations:	$1,000/$1,000
Underwriters:	Lehman Brothers 98% (bookrunner)
DZ Financial Markets (1%) Harris Nesbitt (1%)

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

(1) The respective ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.